UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 29, 2020

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 29, 2020, Immatics N.V. (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1.

On September 29, 2020, the Company made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The fact that this presentation is being made available and filed herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of September 29, 2020 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBITS

Exhibit Number	Description

99.1	Press release dated September 29, 2020

99.2	Investor Presentation dated October 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: September 29, 2020	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer